AA4
12/9/2003



03051596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 12-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC - 1 2003

SEC FILE NUMBER
8- 38363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2002 (MM/DD/YY) AND ENDING 9/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kepley & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4408 Forest Drive, Suite 100
(No. and Street)

Columbia	South Carolina	29206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas H. Kepley, Jr. **(803) 738-8100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Finch, Hamilton & Co., LLC
(Name – *if individual, state last, first, middle name*)

PO Box 11674	Columbia	South Carolina	29211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas H. Kepley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kepley & Co., Incorporated, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas H. Kepley, Jr.
Signature

PRESIDENT & CEO
Title

C. E. Smith
Notary Public
My Commission Expires May 19, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECIAL REPORT

KEPLEY & CO., INCORPORATED
Columbia, South Carolina

September 30, 2003

CONTENTS

AUDITED FINANCIAL STATEMENTS

FINCH HAMILTON & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 11674
COLUMBIA, SOUTH CAROLINA 29211

MEMBERS
AMERICAN INSTITUTE OF CPA'S
S.C. ASSOCIATION OF CPA'S
PRIVATE COMPANIES PRACTICE SECTION

SUITE 208
2611 FOREST DRIVE

TELEPHONE
(803) 799-1244
FAX
(803) 256-1021

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder
Kepley & Co., Incorporated
Columbia, South Carolina

In planning and performing our audit of the financial statements of Kepley & Co., Incorporated (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securties examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securties under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Syatem.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finch, Hamilton + Co., LLC

October 21, 2003

FINCH HAMILTON & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 11674
COLUMBIA, SOUTH CAROLINA 29211

MEMBERS
AMERICAN INSTITUTE OF CPA'S
S.C. ASSOCIATION OF CPA'S
PRIVATE COMPANIES PRACTICE SECTION

SUITE 208
2611 FOREST DRIVE

TELEPHONE
(803) 799-1244
FAX
(803) 256-1021

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kepley & Co., Incorporated
Columbia, South Carolina

We have audited the accompanying statement of financial condition of Kepley & Co., Incorporated as of September 30, 2003 and 2002, and the related statements of income and changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibilty is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kepley & Co., Incorporated as of September 30, 2003 and 2002 and the results of its operations, changes in stockholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 19 to 22 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finch, Hamilton + Co., LLC

October 21, 2003

STATEMENTS OF FINANCIAL CONDITION

KEPLEY & CO., INCORPORATED

	September 30, 2003	September 30, 2002
ASSETS		
Current Assets		
Cash	$ 105,741	$ 205,577
Commissions receivable	3,705	6,153
Demand note receivable--Note B	125,000	125,000
Employee advances	1,200	--
Other receivables	--	628
Prepaid insurance	890	2,523
Warrants	20,100	20,100
TOTAL CURRENT ASSETS	256,636	359,981
Furniture and Fixtures	85,745	84,351
Less accumulated depreciation	83,221	80,214
	2,524	4,137
	$ 259,160	$ 364,118
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ --	$ 3,356
Commissions payable	3,344	3,002
Accrued expenses	2,907	1,964
Other payables	--	573
TOTAL CURRENT LIABILITIES	6,251	8,895
Noncurrent Liabilities		
Demand note payable--Note B	125,000	125,000
Due to stockholder--Note C	24,000	24,000
	149,000	149,000
Stockholder's Equity		
Common stock par value $1 a share		
Authorized 500,000 shares in both years		
Issued and outstanding, 85,372 for both years	85,372	85,372
Additional paid-in capital	83,800	83,800
Retained earnings	(65,263)	37,051
	103,909	206,223
	$ 259,160	$ 364,118

See notes to financial statements.

STATEMENTS OF INCOME

KEPLEY & CO., INCORPORATED

	Year Ended September 30, 2003	2002
Revenue		
Net commissions	$ 175,211	$ 225,094
Costs and expenses		
General and administrative	272,367	287,850
Interest	1,260	1,380
Rent--Note E	--	12,200
Depreciation	3,007	3,809
Pension costs	891	5,542
	277,525	310,781
LOSS BEFORE INCOME TAXES	(102,314)	(85,687)
Recoverable income taxes --Note D	--	(1,350)
NET LOSS	(102,314)	(84,337)

COMMITMENTS--Note E

RELATED PARTY TRANSACTIONS--Note F

See notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

KEPLEY & CO., INCORPORATED

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT SEPTEMBER 30, 2001	$ 85,372	$ 16,800	$ 121,388	$ 223,560
Contributed capital	--	67,000	--	67,000
Net loss for the year	--	--	(84,337)	(84,337)
BALANCE AT SEPTEMBER 30, 2002	$ 85,372	$ 83,800	$ 37,051	$ 206,223
Net loss for the year	--	--	(102,314)	(102,314)
BALANCE AT SEPTEMBER 30, 2003	$ 85,372	$ 83,800	$ (65,263)	$ 103,909

See notes to financial statements.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

KEPLEY & CO., INCORPORATED

Liabilities subordinated to claims of general creditors - September 30, 2001	$ 149,000
Increase during the year ended September 30, 2002	--
Liabilities subordinated to claims of general creditors - September 30, 2002	149,000
Increase during the year ended September 30, 2003	--
Liabilities subordinated to claims of general creditors - September 30, 2003	$ 149,000

See notes to financial statements.

STATEMENTS OF CASH FLOWS

KEPLEY & CO., INCORPORATED

	Year Ended September 30, 2003	2002
Cash in-flows (out-flows) from operating activities		
Net commissions $	178,287	$ 224,978
General and administrative expenses	(273,378)	(281,576)
Interest expense	(1,260)	(1,380)
Rent expense	--	(12,200)
Pension costs	(891)	(5,542)
NET CASH USED BY OPERATING ACTIVITIES	(97,242)	(75,720)
Cash in-flows (out-flows) from investing activities		
Purchase of furniture and fixtures	(1,394)	(650)
NET CASH USED BY INVESTING ACTIVITIES	(1,394)	(650)
Cash in-flows (out-flows) from financing activities		
Collection of advances to employees	(1,200)	--
Contributed capital	--	67,000
NET CASH PROVIDED (USED) BY FINANCIAL ACTIVITIES	(1,200)	67,000
NET DECREASE IN CASH	(99,836)	(9,370)
Cash at beginning of year	205,577	214,947
CASH AT END OF YEAR	$ 105,741	$ 205,577

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES--Note G

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

KEPLEY & CO., INCORPORATED

September 30, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by Kepley & Co., Incorporated (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

The Company was incorporated on August 4, 1987 under the laws of the State of South Carolina. Subsequent to that date, the Company applied for and received approval for membership with the Washington, D.C. office of the Member Firm Section, National Association of Securities Dealers, Inc. (NASD) and as a Broker/Dealer with the NASD, Inc. in Atlanta, Georgia. The Securities and Exchange Commission has similarly approved the Company as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act. The Company also maintains a license as an Independent Life , Accident & Health Insurance Agency with the state of South Carolina -- Department of Insurance and is registered with the state of South Carolina as a Registered Investment Adviser.

Industry

As an approved Broker/Dealer/RIA, the Company earns commission and fee revenue by introducing securities transactions which are cleared on a fully-disclosed basis through Pershing, LLC. As consideration for this service, the Company pays a portion of its commissions and fees earned to the clearing broker. The Company also earns commissions and fees directly from other sources. The Company is economically dependent upon its agreement with Pershing LLC.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and Fixtures

Furniture and fixtures are maintained on the basis of cost less accumulated depreciation. Depreciation is computed on an accelerated basis for financial accounting reporting and tax purposes over the estimated lives of the assets - primarily 5-7 years.

The cost of maintenance and repairs is charged to operations in the year incurred. Costs of additions and major improvements are capitalized. The costs of assets retired or otherwise disposed and the related accumulated depreciation are eliminated from the accounts.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

Cash

For purposes of financial statements the Company considers all highly liquid debt instrument (cash equivalents) with in original maturity of three months or less to be cash.

Warrants

Warrants are carried at their original cost of $20,100 in the statement of financial position as it was not practicable to estimate the fair value of this investment due to the restricted issuance of the warrants.

Net Capital

In accordance with the Securities and Exchange Commission Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined by the Rule. Currently, the required minimum net capital is $50,000. For the year ended September 30, 2003 the actual net capital, as defined by the Rule, is $227,391.

Use of Estimates

The Company uses estimates and assumptions in preparing its financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Retirement Plan

The Company has an employee optional 401(K) retirement and profit sharing plan covering all full time employees having at least one year of service. The covered employees may elect to withhold and contribute on a tax deferred basis (exempt from federal and state income taxes, but not social security taxes) from 1% to 15% of their respective compensation. The Company intends (not mandatory) to match 25% of up to the first 4% of the contribution of each employee under the plan. Additional Company contributions for the benefit of the employees may be made at the subjective discretion of management. Employee retirement benefits are determined by the then market value of the plan assets.

Vesting accrues over a six-year graded period as follows:

20% vested after 2 years of service
40% vested after 3 years of service
60% vested after 4 years of service
80% vested after 5 years of service
100% vested after 6 years of service

NOTE B - DEMAND NOTE RECEIVABLE/PAYABLE

The Company and its stockholder have entered into agreements whereby the stockholder pledged securities in exchange for secured demand notes from the Company in the amount of $80,000 and $45,000, respectively. These notes are under provisions as set forth by the NASD and have prior approval of the NASD. Under these agreements, if the Company's net capital, as defined by SEC Rule 15c 3-1, falls below $50,000, then the Company can collect $125,000 under the terms of the demand note receivable. In this event, the demand notes payable would be due to the stockholder in July 2006 and September 2006, respectively. Payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company. Prior written approval of the NASD is required before any repayment of a subordination agreement can be made. Unsecured advances to the stockholder during the term of this agreement are not permitted.

NOTE C - DUE TO STOCKHOLDER

Due to stockholder is without collateral, with interest due and payable quarterly at the then prime rate plus one percent. Principal amount of $24,000 is due and payable in full January 2006.

This loan is governed by the provisions as set forth by the National Association of Securities Dealers on subordinated loan agreements for equity capital. The loan proceeds are subject to limitation of withdrawal of such funds in the form of stock, dividends, or unsecured advances. In the event of bankruptcy the holder of this loan shall not participate in distributions of assets until all other claims have been satisfied, nor is the loan transferable without prior approval of the NASD.

NOTE D – RECOVERABLE INCOME TAXES

Recoverable income taxes is comprised of the following components:

	Year Ended September 30, 2003	2002
Deferred (recovery) provision--federal	$ --	$ (1,350)

NOTES TO FINANCIAL STATEMENTS

KEPLEY & CO., INCORPORATED

September 30, 2003 and 2002

NOTE E - COMMITMENTS

The Company has entered into the following commitments:

a. The Company has entered into an agreement with Pershing LLC to execute trades introduced by the Company. A portion of gross commissions earned is payable to Pershing LLC for providing this service. The agreement continues for successive one year terms, however, may be terminated by either party upon thirty days written notice. Under this agreement, the Company must remain registered with the Security and Exchange Commission, and maintain membership with the National Association of Securities Dealers, Inc.

b. The Company has an operating lease commitment with an affiliate for computers and telephone system at an annual rent of $9,000 through July 2004. At the end of the lease term the Company may purchase the equipment at fair market value.

At September 30, 2003, future minimum rental commitments under noncancellable lease agreements are as follows:

2004	$ 7,500

Information given on future minimum rental commitments is for existing leases only and is not a forecast of future rents.

NOTE F - RELATED PARTY TRANSACTIONS

The financial statements reflect certain financial transactions executed with the stockholder and affiliates. See notes B, C and E.

NOTES TO FINANCIAL STATEMENTS

KEPLEY & CO., INCORPORATED

September 30, 2003 and 2002

NOTE G - RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES

	Year Ended September 30, 2003	2002
Net loss	$ (102,314)	$ (84,337)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	3,007	3,809
Deferred income taxes	--	(1,350)
	(99,307)	(81,878)
Changes in operating assets and liabilities --Increase (decrease) in cash flows		
Commissions receivable	2,449	(116)
Other receivables	628	(628)
Prepaid income taxes	--	8,001
Prepaid insurance	1,634	(1,684)
Accounts payable	(3,357)	1,942
Commissions payable	341	(296)
Accrued expenses	943	(1,634)
Other payables	(573)	573
	2,065	6,158
NET CASH USED BY OPERATING ACTIVITIES	$ (97,242)	$ (75,720)

NOTE H – OPERATING DEFICITS AND ECONOMIC CONDITIONS

Adverse economic conditions have limited the ability of the Company to earn commissions and fee revenue sufficient to recover its operating and administrative costs. As a result, the Company incurred losses of $102,315; 85,687; and $107,569 and negative cash flows from operations of $97,242; $75,720; and $93,600 for the years ended September 30, 2003, 2002, and 2001, respectively. The Company has reduced certain fixed costs and is evaluating ways to increase fees.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION

SCHEDULE OF NET CAPITAL IN ACCORDANCE WITH
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

KEPLEY & CO., INCORPORATED

	September 30, 2003	2002
Equity		
Total ownership equity	$ 103,909	$ 206,223
QUALIFIED EQUITY	103,909	206,223
Add qualified subordinations	149,000	149,000
Less nonallowable assets	(23,514)	(26,760)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	229,395	328,463
Haircuts on securities	(2,004)	(4,037)
NET CAPITAL	$ 227,391	$ 324,426
Net capital as originally filed	$ 227,391	$ 324,426

See accountants' report.

SUPPLEMENTAL INFORMATION--CONTINUED

RECONCILIATION OF OWNERSHIP EQUITY TO NET CAPITAL

KEPLEY & CO., INCORPORATED

	September 30, 2003	2002
Total ownership equity	$ 103,909	$ 206,223
Add qualified subordinations	149,000	149,000
Less nonallowable assets		
Warrants	(20,100)	(20,100)
Furniture and fixtures, net	(2,524)	(4,137)
Prepaid expenses	(890)	(2,523)
Haircuts on securities	(2,004)	(4,037)
NET CAPITAL	$ 227,391	$ 324,426

See accountants' report.

SUPPLEMENTAL INFORMATION--CONTINUED

TEN YEAR SUMMARY

Year Ended September 30,

	2003	2002	2001	2000	1999
OPERATIONS					
Net commissions and fees	$ 175,211	$ 225,094	$ 301,990	$ 579,880	$ 679,067
Costs and expenses	277,526	310,781	409,559	588,352	635,787
	(102,315)	(85,687)	(107,569)	(8,472)	43,280
Provision for (recoverable) income taxes	--	(1,350)	(6,495)	(450)	7,715
Net income (loss)	$ (102,315)	$ (84,337)	$ (101,074)	$ (8,022)	$ 35,565
OTHER INFORMATION					
Net income (loss) per common share	$ (1.20)	$ (.99)	$ (1.18)	$ (.09)	$ .42
Percent of income (loss) before income taxes to sales	(.58)%	(.38)%	(35.62)%	(1.47)%	6.37%
Stockholder's equity	$ 103,909	$ 206,223	$ 223,560	$ 307,834	$ 315,856
Stockholder's equity per common share	$ 1.22	$ 2.42	$ 2.62	$ 3.61	$ 3.70
Ending number of shares outstanding	85,372	85,372	85,372	85,372	85,372

See accountants' report.

1998	1997	1996	1995	1994
$ 541,677	$ 469,261	$ 467,494	$ 448,503	$ 451,290
499,682	443,673	435,045	429,746	422,467
41,995	25,588	32,449	18,757	28,823
8,448	4,950	6,500	3,950	5,700
$ 33,547	$ 20,638	$ 25,949	$ 14,807	$ 23,123
$ .39	$ .24	$ .30	$ .18	$ .27
7.75%	5.45%	6.94%.	4.2%	6.3%
$ 280,291	$ 246,744	$ 226,106	$ 200,157	$ 185,350
$ 3.28	$ 2.89	$ 2.65	$ 2.35	$ 2.17
85,372	85,372	85,372	85,372	85,372